EXHIBIT 99.1

Industry Canada Industrie Canada

Certificate of Arrangement	Certificat d’arrangement

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

CENOVUS ENERGY INC.	452862-0

Cenovus Marketing Holdings Ltd.	771960-4

Name of CBCA corporation(s) involved -Dénomination(s) de Ia (des) société(s) L.C.S.A. concernée(s)	Corporation number - Numero de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the Canada Business Corporations Act.

Je certifie que l’arrangement mentionné dans les clauses d’arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l’article 192 de la Loi canadienne sur les sociétés par actions.

/s/ Marcie Girouard	January 1, 2011 -le ler janvier 2011
Marcie Girouard Director - Directeur	Date of Arrangement - Date de I’arrangement

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)	FORMULAIRE 14.1 CLAUSES D’ARRANGEMENT (ARTICLE 192)

1 -- Name of the applicant corporation(s) – Dénomination sociale de la (des) requérante(s) CENOVUS ENERGY INC. CENOVUS MARKETING HOLDINGS LTD.	2 -- Corporation No(s) – N°(s) de la (des) société(s) 452862-0 771960-4
3 -- Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la (des) société(s) dont les statuts sont modifiés, le cas échéant	4 -- Corporation No(s). – N°(s) de la (des) société(s)

5 -- Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la (des) société(s) issue(s) de la (des) fusions(s), le cas échéant CENOVUS ENERGY INC.	6 -- Corporation No(s). – N°(s) de la (des) société(s) 7502109

7 -- Name of the dissolved corporation(s), if applicable Dénomination sociale de la (des) société(s) dissoute(s), le cas échéant	8 -- Corporation No(s). – N°(s) de la (des) société(s)

9 -- Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant	10 -- Corporation No(s). or Jurisdiction of Incorporation N°(s) de la (des) société(s)/ou loi sous le régime de laquelle elle est constituée

11 -- In accordance with the order approving the arrangement - Conformément aux termes de l’ordonnance approuvant l’arrangement,

a.	☐

The articles of the above-named corporation(s) are amended in accordance with the attached plan of arrangement
Les status de la (des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d’arrangement ci-joint

The name of _______________________________________________ is changed to ___________________________________________

La dénomination sociale de ___________________________________ est modifée pour_________________________________________

The following bodies corporate are amalgamated in accordance with the attached plan of arrangement Les personnes morales suivantes sont fusionnées conformément au plan d’arrangement ci-joint

b.	☑	Cenovus Energy Inc. Cenovus Marketing Holdings Ltd.

c.	☐

The above-named corporation(s) is (are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidées et dissoute(s) conformément au plan d’arrangement ci-joint

d.	☑

The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d’arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

The Plan of Arrangement attached as Schedule A provides, among other things, that the parties will merge to form one corporate entity with the same effect as if they were amalgamated under sections 184 and 186 of the Canada Business Corporations Act, except that the separate legal existence of Cenovus Energy Inc. will not cease and Cenovus Energy Inc. will survive the merger.  Without limiting the foregoing, the separate legal existence of Cenovus Marketing Holdings Ltd. will cease without being liquidated or wound-up; the parties will continue as one merged corporation; and the property of Cenovus Marketing Holdings Ltd. will become the property of Cenovus Energy Inc., as the merged corporation.  The Restated Articles of Incorporation of Cenovus Energy Inc., a copy of which is attached as Schedule B, will remain the articles of incorporation of Cenovus Energy Inc., as the merged corporation except that the corporation number of Cenovus Energy Inc. will change as set out in section 6 above.

Signature	Printed Name – Nom en letters moulées	12 -- Capacity of – En qualité de	13 – Tel. No.– No de tél
Assistant Corporate
/s/ Rachel L. Desroches	Rachel L. Desroches	Secretary	403 766 2522

FOR DEPARTMENTAL USE ONLY -À L’USAGE DU MINISTÈRE SEULEMENT

JAN 01 2011

IC 3189 (2003/06)

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

This is the joint plan of arrangement of Cenovus Energy Inc. and Cenovus Marketing Holdings Ltd. pursuant to the Canada Business Corporations Act.

ARTICLE 1
INTERPRETATION

1.1                            Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have corresponding meanings:

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms, and subject to, the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 4.1 hereof or made at the direction of the Court in the Final Order;

“Articles of Arrangement” means the articles of arrangement of the Parties in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director, pursuant to Subsection 192(7) of the CBCA, in order to give effect to the Articles of Arrangement;

“Court” means the Court of Queen’s Bench of Alberta;

“Director” means the Director appointed under Section 260 of the CBCA;

“Effective Time” means the first moment on the date shown on the Certificate of Arrangement;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;.

“Parent” means Cenovus Energy Inc.;

“Parties” means, collectively, the Parent and the Subsidiary, and “Party” means any one of them individually;

“Plan of Arrangement” means this Plan of Arrangement as it may be amended, modified or supplemented from time to time in accordance with the terms hereof; and

“Subsidiary” means Cenovus Marketing Holdings Ltd.

1.2                            Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)          the division of this Plan of Arrangement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)          the words “hereunder”, “hereof” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Plan of Arrangement;

(c)          words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)               the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(e)          a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.

1.3                            Time

Time will be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
BINDING EFFECT

2.1                            Binding Effect

This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on the Parties. The Articles of Arrangement will be filed with the Director with the purpose and intent that none of the provisions of this Plan of Arrangement will become effective unless all of the provisions of this Plan of Arrangement will have become effective. The Certificate of Arrangement will be conclusive evidence that the Arrangement has become effective in accordance with its terms.

ARTICLE 3
ARRANGEMENT

3.1                            Arrangement

On the Effective Time, the Parties will merge to form one corporate entity with the same effect as if they were amalgamated under sections 184 and 186 of the CBCA, except that the separate legal existence of the Parent will not cease and the Parent will survive the merger. Without limiting the foregoing, on the Effective Time, the separate legal existence of the Subsidiary will cease without the Subsidiary being liquidated or wound-up; the Parties will continue as one merged corporation; and the property of the Subsidiary will become the property of the Parent, as the merged corporation. On and after the Effective Time:

(a)          the Parent, as the merged corporation, will own and hold all property of the Parties, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such merger, and all obligations of the Parties, whether arising by contract or otherwise, may be enforced against the Parent, as the merged corporation, to the same extent as if such obligations had been incurred or contracted by it;

(b)          the Parent, as the merged corporation, will continue to be liable for the obligations of the Parties;

(c)          all rights, contracts, permits and interests of the Parties will continue as rights, contracts, permits and interests of the Parent, as the merged corporation, as if the Parties continued and, for greater certainty; the merger will not constitute a transfer or assignment of the rights or obligations of any Party under any such rights, contracts, permits and interests;

(d)          any existing cause of action, claim or liability to prosecution will be unaffected;

(e)          a civil, criminal or administrative action or proceeding pending by or against any Party may be continued by or against the Parent, as the merged corporation;

(f)           a conviction against, or ruling, order or judgment in favour of or against, any Party may be enforced by or against the Parent, as the merged corporation;

(g)          the restated articles of incorporation of the Parent will remain the articles of incorporation of the Parent, as the merged corporation;

(h)          the shares of the Subsidiary will be cancelled without any repayment of capital in respect thereof; and

(i)            no securities will be issued by the Parent in connection with the transaction and the stated capital of the Parent, as the merged corporation, will be the same as the stated capital of the Parent.

ARTICLE 4
GENERAL

4.1                            Amendments

The parties may at any time and from time to time amend this Plan of Arrangement by written instrument; provided that any amendment in respect of any matter herein will require prior approval of the Court. The Parties will file a copy of any amendment to this Plan of Arrangement with the Court.

4.2                            Severability of Plan of Arrangement Provisions

If, prior to the Effective Time, any provision of this Plan of Arrangement is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Parties may alter and interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of this Plan of Arrangement will remain in full force and effect and will in no way be invalidated by such alteration or interpretation.

4.3                            Further Assurances

At the request of the Parent, the Subsidiary will execute and deliver all such documents and instruments and do all such acts and things as may be necessary or desirable to carry out the full intent and meaning of this Plan of Arrangement and to give effect to the transactions contemplated herein, notwithstanding any provision of this Plan of Arrangement that deems any transaction or event to occur without further formality.

4.4                            Governing Law

This Plan of Arrangement will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.